Mark Crone Managing Partner mcrone@cronelawgroup.com

VIA EDGAR

June 17, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Division of Corporation Finance
Office of Life Sciences

Re:	TenX Keane Acquisition Amendment No. 2 to Registration Statement on Form S-4 Filed May 3, 2024 File No. 333-275506

Ladies and Gentlemen:

On behalf of our client, TenX Keane Acquisition, a Cayman Islands exempted company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 17, 2024 (the “Comment Letter”), relating to the above referenced amended Registration Statement on Form S-4, filed May 3, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors and Risk Factor Summary

If TenX is deemed to be an investment company under the Investment Company Act..., page 92

1.	We note your response to our prior comment 4 regarding the risks associated with being deemed to be an unregistered investment company. Please also state that if you are deemed to be an unregistered investment company you may be required to change your operations and that with respect to the consequences to investors any TenX Rights would expire worthless.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 92 of Amendment No. 3.

United States Securities and Exchange Commission

June 17, 2024

The TenX Board’s Discussion of Valuation and Reasons for the Approval..., page 142

2.	We note that SpinCo agreed to transfer the patent rights immediately after it is commercially able to do so. Please clarify if there is an agreement in place. If so, please discuss all material terms and file such agreement as an exhibit or otherwise advise.

Response: The Company acknowledges the Staff’s comment and has included clarifying disclosure on page 145 of Amendment No. 3.

LYMPHIR (denileukin diftitox-cdxl)

Phase 3 Trial (E7777-G000-302) Design, page 193

3.	You make several assertions regarding the safety and efficacy of your lead candidate LYMPHIR. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. Note that you may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. For instance, and without limitation, we note the following statements:

●	“the primary and secondary endpoints of Study E7777-G000-302 demonstrated safety and efficacy of 9 μg/kg/day LYMPHIR...”;
●	“per protocol, LYMPHIR was considered efficacious...”;
●	and “FDA accepted the Study E7777-G000-302 data which demonstrated both safety and efficacy...”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 193 and 194 of Amendment No. 3 accordingly.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson
Eric Mendelson